SEDONA SOFTWARE    3273 E. Warm Springs Rd.
SOLUTIONS, INC.     Las Vegas, NV 89120
                        Telephone: 702-312-6255
                         Facsimile: 702-944-7100

July 1, 2005

Celeste M. Murphy
Special Counsel
Office of Mergers & Acquisitions
Division of Corporate Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Mail Stop 3628

Re:  Sedona Software Solutions, Inc.
Schedule 14 F-1 filed by Sedona Software Solutions on June 15, 2005
File No. 333-103781

Dear Ms. Murphy:

Pursuant to your June 28, 2005 letter, Sedona Software Solutions, Inc. (the “Company”) acknowledges that:

·	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
·	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
·	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Yours Truly,

Sedona Software Solutions, Inc.

/s/ David Clark
    David Clark
    President and CEO